Exhibit 99.3

Encana Corporation

Supplemental Financial Information (unaudited)

Exhibit to the June 30, 2016 Interim Condensed Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following ratios are provided in connection with the Company’s continuous offering of medium term notes and debt securities and are for the twelve month period then ended. The ratios have been calculated based on the Company’s consolidated financial results prepared in accordance with generally accepted accounting principles in the United States.

For the twelve months ended June 30	2016	2015

Interest coverage on long-term debt (times)

Net Earnings (1)	(13.6)	(1.0)

Cash Flow (2)	4.3	3.9

(1)	Net Earnings before income tax and borrowing costs, divided by borrowing costs, where borrowing costs consist of interest expense on long-term debt, including the current portion.

(2)

Cash Flow before income tax and borrowing costs, divided by borrowing costs, where borrowing costs consist of interest expense on long-term debt, including the current portion. Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.